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TIMOTHY S. HEARN
(612) 340-7802
FAX (612) 340-8738
hearn.tim@dorsey.com

November 10, 2008

Ms. Peggy Fisher
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  ProUroCare Medical Inc.
  Form S-1
  File No. 333-153605

Dear Ms. Fisher:

        On behalf of ProUroCare Medical Inc. (the "Company"), this letter responds to your letter dated October 2, 2008. Transmitted herewith via EDGAR for filing on behalf of the Company is Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form S-1 (the "Registration Statement"), marked to show changes effected by the Amendment.

        The numbered paragraph in this response letter corresponds to the numbered paragraph in your letter of October 2, 2008. For ease of reference, the Staff's comment appears in italics immediately preceding the Company's response. The revised disclosures discussed below are included where indicated in the Amendment.

The Offering, page 4

Capitalization, page 26

Notes to Financial Statements, page F-50

1.
We note your statement in footnote 3 on page 5 that the convertible notes which you issued from December 2007 through May 2008 and the $733,334 in aggregate principal amount of your convertible debentures will automatically convert to common stock upon closing of this offering. We also note your statement on page F-50 that certain notes will "convert into the securities offered under the public offering." Please revise to clarify that the holders of such notes and debentures that were purchased in the private placements will not receive shares being registered pursuant to this registration statement upon automatic conversion of their notes or debentures.

Response:

        We have revised footnote 3 on page 5 and page F-50, as well as provided disclosure on page F-66, to clarify that the holders of convertible promissory notes issued from December 2007 through September 2008 and the $733,334 in aggregate principal amount of our convertible debentures will not receive shares being registered pursuant to the Registration Statement upon automatic conversion of their notes and debentures.

***

        We believe our response set forth above is fully responsive to the Staff's comment, but remain available to discuss with you at your earliest convenience any additional questions or comments, or requests for information the Staff may have regarding the Registration Statement. Please feel free to call me directly at (612) 340-7802, or, in my absence, Ms. Taiesha McBroom at (612) 492-6142.

        Thank you for your assistance in this matter.

Sincerely,

/s/ TIMOTHY S. HEARN

Timothy S. Hearn

cc:
Richard C. Carlson, ProUroCare Medical Inc.
Richard B. Thon, ProUroCare Medical Inc.
Dave Lantz, Feltl and Company
Girard P. Miller, Fulbright & Jaworski

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  TIMOTHY S. HEARN (612) 340-7802 FAX (612) 340-8738 hearn.tim@dorsey.com